Mail Stop 3561

December 29, 2009

By Facsimile and U.S. Mail

Mr. Brian Hadfield
Chief Executive Officer
CryptoLogic Limited
Marine House, Clanwilliam Place
Dublin 2
Ireland

>   **Re: CryptoLogic Limited**
>   **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008**
>   **Filed June 30, 2009**
>   **File No. 000-30224**

Dear Mr. Hadfield:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Information on the Company, page 13

D. Property Plants and Equipment, page 22

1. We note your statement on page 13 that your subsidiary, WaterLogic, has offices in Cyprus, Malta and the U.K. The table of your principal leased properties on page 22, however, lists only an office in Cyprus. Please explain to us the manner in which you determine whether to include properties in the table.

Item 6. Directors, Senior Management and Employees, page 39

A. Directors and Senior Management, page 39

2. We note that the table includes a reference to footnote 8, but that this footnote does not appear below the table. Please revise.

Item 15. Controls and Procedures, page 68

3. We note the description of the changes that you made to your internal control over financial reporting during the fiscal year ended December 31, 2008, as well as your statement that there were "no other changes in [your] internal control over financial reporting that occurred during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, [your] internal control over financial reporting." Please confirm to us your conclusions regarding material changes in your internal control over financial reporting for the fiscal year ended December 31, 2008. In addition, in future filings please revise your disclosure to state, in clear and unqualified language, your conclusions regarding material changes in internal control over financial reporting. For example, if true, you may state that there were no changes in internal control over financial reporting including the consideration of the identified matters, so long as you provide appropriate disclosure explaining how the changes were determined to be immaterial in light of the identified matters. Or, if true, you may state that given the identified matters, there were material changes in the internal control over financial reporting. You should not, however, state the conclusion in your current disclosure, which appears to state that there were no material changes except to the extent that there were material changes.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director